SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 18, 2008

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Ecopetrol announces an investment plan of
US$6.2 billion for 2009

Bogotá, 18 December 2008 – Ecopetrol, S.A. (BVC: ECOPETROL; NYSE: EC) announced today that its capital investment plan for the year 2009 will total US$6.2 billion, which represents a 35% increase as compared to the US$4.6 billion estimated for 2008, and three times the investment in 2007.

Investment in the exploration and production segment represents 60.5% of the total capital investment plan for 2009.  The largest percentage of investment in the area of production will be allocated to the Llanos Orientales and Middle Magdalena region in order to continue the expansion and development of heavy crude and mature fields.

Nearly 25% of the investment represents Ecopetrol´s contributions to the projects that it will develop jointly with its joint venture partners, while 8%, or US$500 million, will be invested overseas.

 “The 2009 investment plan is aligned with our new growth strategy, the goal of which is to become a global energy company as of the year 2015, with daily production of one million barrels of oil equivalent, a greater international presence and a consolidated biofuels, refining and petrochemical portfolio,” stated Ecopetrol president Javier Gutiérrez Pemberthy.

Out of the total plan, US$214 million corresponds to projects already underway in the year 2008.

Ecopetrol 2009 Investment Plan
Business Area	Amount (million dollars)
Exploration and new ventures	1,049
Production	2,715
Refining and Petrochemical	814
Transport	598
Other investments	178
Acquisitions	870
Total	6,224

Mr. Javier Gutierrez, also stated that the oil price assumption for 2009 is an average price of US$50/barrel.

Included below are some of the key projects to be developed by Ecopetrol in 2009 in its main areas of business.

Exploration and New Ventures With an investment of US$1 billion in 2009, Ecopetrol plans to drill 28 exploratory wells, 24 of them directly in Colombia and 4 in international markets, together with its joint venture partners.

Regarding seismic activities, the company plans to acquire the equivalent of 7,801 kilometers, 6,274 of them in Colombia and 1,527 overseas.

The company will initiate activities in the blocks it was awarded by the National Hydrocarbon Agency in the various rounds that took place throughout 2008.

In the area of new ventures, investment will be mostly allocated to Ecopetrol´s exploration projects in the Gulf of Mexico (United States), Perú and Brazil in association with other companies.

ProductionEcopetrol will invest US$2.7 billion in this area in order to continue increasing its direct production of crude oil and natural gas to 457,000 barrels of equivalent oil per day (boed).  As of October 2008, Ecopetrol’s production amounted to 446,000 boed, surpassing the target of 425,000 boed set early this year.

The greatest percentage of investment will be allocated to the Llanos Orientales projects, specificlly for development of heavy crude oil in the Castilla and Rubiales fields.  Similarly, a significant percentage will be invested in the development of mature fields including La Cira-Infantas, Yariguí-Cantagallo, Casabe and Llanito Lisama in the Middle Magdalena Medio, as well as the development of gas in fields such as Cupiagua and Gibraltar.

Refining and Petrochemical The total investment in this area is estimated in US$814 million, which will be used in the modernization of the refineries and in the fuel quality improvement plan.

The construction and start-up of the hydrotreatment plant in Barrancabermeja will require an investment of US$244 million in 2009. This project will allow for fuels produced in this industrial complex to meet the most demanding international environmental standards.In addition, the refining investment plan contemplates US$254 million to develop the Master Plan of the Cartagena Refinery.

TransportThe US$598 million investment in this area are primarily intended to ensure normal domestic fuel supply and to strengthen the hydrocarbon transport system, particularly that for heavy crude, one of Ecopetrol's areas with the highest production growth.

Other investments Ecopetrol expects to allocate US$60 million for energy diversification projects, including the bioenergy plant in the Llanos region that will produce ethanol out of sugar cane.

To achieve the operational goals, investments in organizational consolidation, particularly in the areas of research and technology, human talent, quality management and social responsibility are foreseen.

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four chief oil companies in Latin America. Besides Colombia, where over 60% of domestic production is concentrated, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico).  Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country and it is considerably increasing its participation in biofuels.The presentation on Ecopetrol´s investment plan for 2009 is available at  www.ecopetrol.com.co

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Dirección de Relacionamiento con el Inversionista:
Alejandro Giraldo
Phone: +571 234 4988 , +571 234 5190
Fax: +571 234 5628
Email alejandro.giraldo@ecopetrol.com.co , investors@ecopetrol.com.co

Relaciones con los Medios (Colombia) Mauricio Téllez
Phone: + 571 234 5377
Fax: +571 234 4480
Email: mtellez@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 18, 2008

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer